As filed with the Securities and Exchange Commission on February 2, 2007.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

REGENERX BIOPHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	52-1253406
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3 Bethesda Metro Center, Suite 630

Bethesda, MD 20814

(301) 280-1992

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

J.J. Finkelstein

President and Chief Executive Officer

RegeneRx Biopharmaceuticals, Inc.

3 Bethesda Metro Center, Suite 630

Bethesda, MD 20814

(301)280-1992

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Joseph G. Passaic, Jr., Esq.

Philip G. Feigen, Esq.

Patton Boggs LLP

2550 M Street, NW

Washington, D.C. 20037

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with the dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value per share	7,458,112 shares(1)	$2.45(2)	18,272,374.40(2)	$1,955.15(2)

(1)	The common stock being registered consists of (i) 5,305,557 shares of common stock issued to investors in a private placement completed on December 21, 2006; and (ii) 2,152,555 shares of common stock issuable upon exercise of warrants granted to investors in connection with the private placement completed on December 21, 2006. Pursuant to Rule 416 of the Securities Act of 1933, such shares shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend or other distribution with respect to, or in exchange for or in replacement of, such shares of common stock.

(2)	The registration fee is calculated pursuant to Rule 457(c) of the Securities Act of 1933 by taking the average of the high and low prices of the registrant’s Common Stock, $0.001 par value per share, on February 1, 2007, as reported on the American Stock Exchange.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED February 2, 2007

PROSPECTUS

REGENERX BIOPHARMACEUTICALS, INC.

7,458,112 Shares of Common Stock

The 7,458,112 shares of our common stock offered by this prospectus include (i) 5,305,557 shares of our common stock issued by us to the selling stockholders in a private placement completed on December 21, 2006, which resulted in approximately $9,550,000 of gross proceeds to the Company; and (ii) 2,152,555 shares of common stock issuable upon exercise of warrants granted to the selling stockholders in connection with the private placement completed on December 21, 2006. We will not receive any of the proceeds from the sale of our common stock offered by this prospectus, but we will receive the exercise price of the warrants if they are exercised for cash. If all of the warrants for which we are registering the underlying shares of our common stock are exercised for cash, we would receive an aggregate of approximately $5.92 million of gross proceeds. The shares of our common stock were issued in a private offering made in reliance on Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

The selling stockholders may offer their RegeneRx Biopharmaceuticals, Inc. common stock through public transactions executed through one or more broker-dealers at prevailing market prices, carried out through the American Stock Exchange or one or more stock exchanges (if the shares are listed on an exchange at any time in the future), or in private transactions directly with purchasers or at privately negotiated prices.

RegeneRx Biopharmaceuticals, Inc. common stock is listed on the American Stock Exchange with the ticker symbol: “RGN.” On February 1, 2007, the closing price of one share of RegeneRx Biopharmaceuticals, Inc. common stock on the American Stock Exchange was $2.41.

Our principal executive offices are located at 3 Bethesda Metro Center, Suite 630, Bethesda, Maryland, 20814, and our telephone number is (301) 280-1992.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

An investment in these securities involves a high degree of risk. See “ Risk Factors” beginning on page 2.

The date of this prospectus is February __, 2007.

RISK FACTORS

An investment in RegeneRx common stock is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus. If any of the following risks occur, the RegeneRx business could be harmed. In that case, the trading price of RegeneRx common stock could decline and you might lose all or part of your investment.

Risks Related to RegeneRx’s Business

RegeneRx has a Lack of Revenues and a History of Losses

RegeneRx has sustained operating losses since its inception in 1982. It believes these losses will continue for the foreseeable future. To date, RegeneRx has not had revenues from operations and does not expect to in the foreseeable future. As of September 30, 2006, RegeneRx had an accumulated deficit of $54.7 million. RegeneRx anticipates substantial and increasing operating losses over the next several years as it continues its research and development efforts and seeks to obtain regulatory approval of its products to make them commercially viable. Therefore, RegeneRx’s ability to continue operations depends on its ability to cease operating losses by completing development of its products, obtaining requisite regulatory approvals and ultimately marketing such products.

There Are Uncertainties Related to the Limited Capital Resources of RegeneRx

We anticipate new capital resources will be required to continue our independent development efforts. The actual amount of funds that RegeneRx will need will be determined by many factors, some of which are beyond RegeneRx’s control. These factors include the success of its research and development efforts, the status of its non-clinical and clinical testing, the costs relating to securing approvals of the U.S. Food and Drug Administration and other regulatory authorities, the costs and timing of obtaining new patent rights, regulatory changes, competition and technological developments in the market.

Potential sources of outside capital include entering strategic business relationships, public or private sales of shares of RegeneRx’s capital stock or debt or other similar arrangements. RegeneRx does not have any committed sources of outside capital at this time. It is uncertain whether RegeneRx will be able to obtain outside capital when it needs it or on terms that would be acceptable. If RegeneRx raises additional capital through strategic business relationships, such as through collaborations and licensing arrangements, the company may have to give up valuable rights in intellectual property and the value of the company’s interest in the licensed products could be negatively impacted by competing strategic and financial interests of the company’s collaborators or licensees. If RegeneRx raises funds by selling additional shares of its common stock or securities convertible into its common stock, the ownership interest of its existing stockholders will be diluted. If RegeneRx is unable to obtain outside capital when needed, in the amount needed, its business and future prospects would be adversely affected and it could be forced to suspend or discontinue operations.

RegeneRx has Limited Expertise and Capacity to Conduct Pre-Clinical testing and trials requiring Dependence on Other Parties

RegeneRx has only limited experience, resources, and capacity with pre-clinical testing, clinical trials, formulation, manufacturing and commercialization of drug products. As a result, RegeneRx has engaged and intends to continue engaging contract research organizations, or “CROs”, to perform pre-clinical testing and clinical trials for drug candidates that are chosen for development without a collaborator. If the CROs that RegeneRx hires to perform the pre-clinical testing and clinical trials or collaborators or licensees do not meet deadlines, do not follow proper procedures, or a conflict arises between RegeneRx and their CROs, the pre-clinical testing and clinical trials may take longer than expected, may be delayed or may be terminated. If RegeneRx were forced to find a replacement entity to perform any of the pre-clinical testing or clinical trials, RegeneRx may not be able to find a suitable entity on favorable terms, or at all. Even if it were able to find another company to perform a pre-clinical test or clinical trial, the delay in the test or clinical trial may result in significant expenditures. Events such as these may result in delays in obtaining regulatory approval for drug candidates or commercializing products and could result in increased expenditures that would adversely affect RegeneRx’s operating results.

In addition, for some of its drug candidates, RegeneRx plans to contract with collaborators or licensees to advance those candidates through later-stage, more expensive clinical trials, rather than invest its own resources to perform these clinical trials. Depending on the terms of the agreements with these collaborators or licensees, RegeneRx may not have any control over the conduct of these clinical trials, and in any event would be subject to the risks associated with depending on collaborators or licensees to develop these drug candidates.

RegeneRx is Exposed To Product Development Risk

Although RegeneRx was formed in 1982, it is still in the early stages of the development of its pharmaceutical products. Presently, RegeneRx does not have any products that have received regulatory approval, does not expect to have any such products for several years and may never successfully develop or commercialize any such products. RegeneRx’s proposed products are subject to numerous risks associated with the development of medical products. These risks include the possibilities that any of RegeneRx’s products could be found to be ineffective or toxic, or could fail to receive necessary regulatory approvals. In addition, RegeneRx’s products could face obsolescence if third parties develop superior or equivalent but less expensive products.

RegeneRx is Subject to Government Regulation

Products that RegeneRx may develop will require regulatory approvals prior to sale. In particular, therapeutic agents and diagnostic products are subject to approval, prior to commercial marketing, by the FDA in the United States and by comparable agencies in most foreign countries. The process of obtaining FDA and corresponding foreign approvals is costly and time consuming and RegeneRx cannot assure that such approvals will be granted. Any failure to obtain or any delay in obtaining such approvals could decrease the ability of RegeneRx to successfully market any products developed. Also, RegeneRx cannot predict the extent of adverse government regulation that might arise from future legislative or administrative action.

RegeneRx is heavily reliant on its world-wide license from the National Institute of Health (“NIH”)

RegeneRx received an exclusive world-wide license to intellectual property discovered at the NIH pertaining to wound healing and tissue repair. This license terminates upon the last to expire of the patent applications that are filed in connection with the license. This license requires RegeneRx to pay a minimum annual royalty to the NIH plus certain other royalties upon the sale of products created by the intellectual property granted under the license. RegeneRx relies on this license for a significant portion of its business. The loss of this license would adversely affect RegeneRx’s ability to conduct its operations, which would have a material adverse affect on its financial conditions and results of operations.

RegeneRx is Currently Developing Only a Single Compound which has yet to be Proven Effective

RegeneRx’s current primary business focus is the development of Thymosin beta 4 for the treatment of non-healing wounds and other conditions. While RegeneRx has in the past explored and may in the future explore the use of other compounds for the treatment of other medical conditions, it presently has no immediate plans to develop products for such purposes. This lack of product diversification would have a material adverse affect on RegeneRx if it is unsuccessful in its efforts to commercialize Thymosin beta 4 in some manner, possibly resulting in the termination of its current line of business.

RegeneRx Depends on Third Parties For Supply of Raw Materials

RegeneRx depends on outside vendors for the supply of Thymosin beta 4. While there are numerous vendors who can manufacture Thymosin beta 4 to RegeneRx’s specifications, RegeneRx’s ability to obtain Thymosin beta 4 at an affordable cost or timely manner could be affected by various factors outside RegeneRx’s control, including the availability of certain chemicals necessary for manufacturing Thymosin beta 4. If RegeneRx is unable to obtain sufficient supplies of Thymosin beta 4 in a timely fashion, our clinical development program will be adversely impacted.

RegeneRx Relies upon Dr. Goldstein, Mr. Finkelstein, and Other Key Personnel

RegeneRx’s success will depend to a large extent on the abilities and continued service of Dr. Goldstein and Mr. Finkelstein. The loss of Dr. Goldstein or Mr. Finkelstein could prevent or significantly delay the achievement of RegeneRx’s goals. RegeneRx has employment agreements with Dr. Goldstein and Mr. Finkelstein. RegeneRx does not maintain, however, a key man life insurance policy with respect to Dr. Goldstein or Mr. Finkelstein. As RegeneRx grows, it will need to add additional management and other personnel. Competition for qualified personnel in RegeneRx’s industry is intense, and RegeneRx’s success will depend on its ability to attract and retain highly skilled personnel. RegeneRx cannot assure you that its efforts to obtain or retain such personnel will be successful.

RegeneRx Is Subject to Competition from Companies with Greater Resources

RegeneRx is engaged in a business that is highly competitive. Research and development activities for the development of drugs to treat indications within RegeneRx’s focus, are being sponsored or conducted by private and public institutions and by major pharmaceutical companies located in the United States and a number of foreign countries. Most of these companies and institutions have financial and human resources that are substantially greater than those of RegeneRx, and that have extensive experience in conducting research and development activities and clinical testing and in obtaining the regulatory approvals necessary to market pharmaceutical products. With respect to wound healing, Johnson & Johnson is marketing RegeneRx™ for this purpose in patients with diabetic foot ulcers. Other companies, such as Novartis, are developing and marketing artificial skins which could compete with RegeneRx’s products in certain wound healing areas. Moreover, wound healing is a large and highly fragmented marketplace attracting many companies, large and small, to develop products for treating acute and chronic wounds. Further, most large pharmaceutical companies and many smaller biomedical companies are vigorously pursuing therapeutics to treat patients after heart attacks.

RegeneRx May Be Unable to Obtain Adequate Product Liability Insurance

RegeneRx’s business exposes it to the risk of product liability claims that are inherent in the testing, manufacturing, and marketing of drugs. RegeneRx’s ability to proceed with human clinical trials for Thymosin beta 4 is dependent on its ability to obtain sufficient product liability insurance or to collaborate with corporate partners that have adequate insurance. In addition, the use of RegeneRx’s products, when and if developed and sold, will expose RegeneRx to the risk of product liability claims. Although RegeneRx intends to obtain product liability insurance coverage, it cannot guarantee that product liability insurance will continue to be available to it on acceptable terms, or at all, or that its coverage will be sufficient to cover all claims against it. A product liability claim, even one without merit or for which RegeneRx has substantial coverage, could result in significant legal defense costs, thereby exposing RegeneRx to expenses significantly in excess of its revenues.

RegeneRx May Be Unable to Obtain Product Reimbursement by Third Parties

In addition to obtaining regulatory approval, the successful commercialization of certain of RegeneRx’s products may depend on its ability to obtain reimbursement for the cost of the product and treatment. Government authorities, private health insurers and other organizations, such as health maintenance organizations, are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, the growth of healthcare organizations such as HMOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for RegeneRx’s products, if and when developed. The cost containment measures that healthcare providers are instituting and any healthcare reform could affect RegeneRx’s ability to sell its products and may have a material adverse effect on its operations. RegeneRx cannot assure that reimbursement in the United States or foreign countries will be available for any of RegeneRx’s products, that any reimbursement granted will be maintained, or that limits on reimbursement available from third-party payors will not reduce the demand for, or the price of, its products. The lack or inadequacy of third-party reimbursements for certain of RegeneRx’s products decreases the potential profitability of its operations. RegeneRx cannot forecast what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect the legislation or regulation would have on its business.

Clinical Trials may experience delays or fail to bring Thymosin beta 4 to market

A number of factors, including unexpected delays in the initiation of clinical sites, slower than projected enrollment, competition with ongoing clinical trials and scheduling conflicts with participating clinicians, regulatory requirements, limits on manufacturing capacity and failure of a product candidate to meet required standards for administration to humans may cause significant delays in the completion of RegeneRx’s clinical trials. In addition, it may take longer than RegeneRx projects to achieve study endpoints and complete data analysis for a trial. RegeneRx may not complete its clinical trials when or as projected or commence or complete clinical trials involving any of its other product candidates as projected or may not conduct them successfully.

RegeneRx relies on academic institutions, physician practices and clinical research organizations to conduct, supervise, or monitor some or all aspects of clinical trials involving our product candidates. RegeneRx has less control over the timing and other aspects of these clinical trials than if it conducted the monitoring and supervision entirely on its own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol or applicable regulations. RegeneRx also relies on clinical research organizations to perform much of its data management and analysis. They may not provide these services as required or in a timely manner.

If RegeneRx fails to complete or if it experiences material delays in completing the Phase II trials as currently planned, or it otherwise fails to commence or complete, or experience delays in, any of its other present or planned clinical trials, RegeneRx’s ability to conduct its business as currently planned could materially suffer. Development costs will increase if RegeneRx experiences any future delays in its clinical trials or if RegeneRx needs to perform more or larger clinical trials than it currently plans. If the delays or costs are significant, RegeneRx’s financial results and its ability to commercialize its product candidates will be adversely affected.

Risks Related to RegeneRx Intellectual Property

RegeneRx May be Unable to Obtain and Protect Its Intellectual Property Rights

RegeneRx’s success also will depend in substantial part on its ability to obtain, defend and enforce patents, maintain trade secrets and operate without infringing upon the proprietary rights of others, both in the United States and abroad. Pursuant to a research agreement with The George Washington University, RegeneRx has rights to two U.S. patents relating to the treatment of septic shock. RegeneRx also owns patents related to the use of Thymosin beta 4 among other thymic peptides, for the stimulation of hair growth.

Pursuant to an exclusive world-wide license from the NIH, RegeneRx now has exclusive rights under a patent application filed by the NIH for the use of Thymosin beta 4 in the treatment of non-healing wounds. RegeneRx cannot guarantee whether or when the patent will be issued or as to the scope of the patent issued. If no patent issues from the NIH’s application, RegeneRx’s ability to commercialize Thymosin beta 4 as a wound-healing treatment could be substantially limited.

RegeneRx cannot assure you that any patent applications filed by RegeneRx, or by others under which RegeneRx has rights, will result in patents being issued in the United States or foreign countries. In addition, RegeneRx cannot guarantee that patents that have been or will be issued will afford meaningful protection for RegeneRx’s products. Competitors may develop products similar to RegeneRx’s that do not conflict with RegeneRx’s patents. Others may challenge RegeneRx’s patents and, as a result, RegeneRx’s patents could be narrowed or invalidated. RegeneRx cannot assure that it will be able to afford the legal costs associated with defending or enforcing any of its patents.

Changes to United States patent laws may devalue RegeneRx’s patent portfolio

The value of RegeneRx’s patents depends in part to their duration. A shorter period of patent protection could lesson the value of RegeneRx’s rights under any patents that may be obtained and may decrease revenues derived from its patents. The United States patent laws were amended in 1995 to change the term of patent protection 17 years from patent issuance to 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of biotechnology applications may be more than three years depending on the subject matter, a 20-year patent term from the filing date may result in substantially shorter patent protection. This would shorten RegeneRx’s period of patent exclusivity and may decrease the revenues that RegeneRx might derive from the patents.

International patent protection is uncertain and costly

Biotechnology and pharmaceutical patent law outside the United States is even more uncertain and costly than in the United Stats and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as United States laws. For example, certain countries do not grant patent claims that are directed to the treatment of humans. RegeneRx may participate in opposition proceedings to determine the validity of its foreign patents or its competitors’ foreign patents, which could result in substantial costs and diversion of RegeneRx’s efforts.

Risks Related to This Offering

RegeneRx Common Stock Price and Volume is Volatile

The price of RegeneRx’s stock can be volatile, which makes it difficult for stockholders to predict the value of their shares or buy or sell shares at any given time. During the year ended

December 31, 2006, RegeneRx’s closing stock price has ranged from $1.79 to $3.41. A variety of factors may affect the market price of RegeneRx’s common stock including, but not limited to:

•	results of testing and clinical trials;

•	commercial success of approved products;

•	corporate partnerships;

•	technological innovations by RegeneRx or competitors;

•	changes in laws and government regulations;

•	changes in key personnel at the company;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public perception relating to the commercial value or safety of any of RegeneRx’s products;

•	future sales of RegeneRx common stock;

•	future issuance of RegeneRx common stock causing dilution;

•	variations in RegeneRx financial performance;

•	general trends related to the biopharmaceutical and biotechnological industries; and

•	general conditions in the stock market.

RegeneRx’s common stock is currently traded on the American Stock Exchange. During the year ended December 31, 2006, the average volume of RegeneRx common stock trade was 15,543 shares per day.

RegeneRx Has Never Paid Dividends On Its Common Stock

Since its inception in 1982, RegeneRx has not paid cash dividends on its common stock and does not intend to pay cash dividends in the foreseeable future due to RegeneRx’s limited funds for operations. Therefore, any return on your investment would come only from an increase in the value of the stock.

RegeneRx Controlled By Management and a Small Number of Stockholders

As of March 1, 2006, RegeneRx’s executive officers, directors and 5% or greater stockholders together controlled approximately 48% of the outstanding shares of RegeneRx’s common stock, RegeneRx’s sole class of outstanding voting securities. These stockholders, acting together, are in a position to influence and possibly control most matters submitted for approval by RegeneRx’s stockholders, including the election of directors and the consideration of mergers or other proposed transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

There is a Potential for Future Dilution to Existing Stockholders

Currently, RegeneRx is authorized to issue up to 100,000,000 shares of its common stock, and as of December 31, 2006, there were issued and outstanding 46,096,477 shares of RegeneRx’s common stock. The authorized but unissued shares may be issued by RegeneRx in such transactions and at such times as its Board of Directors considers appropriate, whether in public or private offerings, as stock splits or dividends or in connection with mergers and acquisitions or otherwise. Any such issuance that is not made solely to then-existing stockholders proportionate to their interests (as in a stock dividend or stock split) will result in dilution to each stockholder by reducing his or her percentage ownership of the total outstanding shares.

RegeneRx may be unable to maintain the standards for listing on the American Stock Exchange

RegeneRx common stock is currently listed on the American Stock Exchange. There are several requirements that RegeneRx must satisfy in order for its common stock to continue to be listed on the American Stock Exchange. In the future, RegeneRx may not comply with all of these listing requirements, which might result in the delisting of its common stock. Delisting from the American Stock Exchange could adversely affect the liquidity and the price of RegeneRx’s common stock and could have a long-term adverse impact on its ability to raise future capital through a sale of shares of its common stock.

If it were to be delisted, RegeneRx common stock would be traded on an electronic bulletin board established for securities that are not traded on a national securities exchange, NASDAQ or traded in quotations published by the National Quotation Bureau, Inc., commonly referred to as the “pink sheets.” If this occurs, it could be difficult to sell RegeneRx securities or obtain the same level of market information as to the price of shares of its common stock as is currently available.

REGENERX BIOPHARMACEUTICALS, INC.

RegeneRx is a biopharmaceutical company focused on the discovery and development of novel molecules to accelerate tissue and organ repair. Currently, we are developing Thymosin beta 4 (“Tß4”), in part, under an exclusive world-wide license from the National Institutes of Health. Preliminary research suggests that Tß4 may prove efficacious for multiple indications. We are, therefore, developing Tß4 as a therapeutic platform. We hold nearly sixty world-wide patents and patent applications related to dermal, ocular, and internal wounds and tissue repair, cardiac and neurological injuries, and septic shock. We are currently sponsoring, in parallel, three Phase II dermal wound healing clinical trials that we estimate will be fully enrolled by the second quarter of 2007, depending on patient accrual rates. Under our investigational new drug application (“IND”) for dermal wound healing, Sigma-Tau is conducting one of these Phase II clinical trials in the European Union and will assume all associated costs. Additionally, we have commenced pre-clinical studies targeted at cardiac and ophthalmic indications and expect to submit INDs to the U.S. Food and Drug Administration (“FDA”) for the initiation of clinical trials for these indications during the first quarter of 2007.

We have incurred significant losses since our inception. As of September 30, 2006 our accumulated deficit was $54.7 million. We have incurred net losses due to expenditures for research and development, clinical trials, contract manufacturing, and general and administrative services in support of our operations. We anticipate incurring net losses over at least the next several years as we continue our clinical trials, apply for regulatory approvals, develop our technology, and expand our operations to support the commercialization or out-licensing of our drug candidates.

We also anticipate incurring additional losses for several years as we expand our drug discovery and development programs. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. We do not expect to generate revenues from our drug discovery and development efforts for several years, if at all. If we are unable to successfully develop and market pharmaceutical products over the next several years, our business, financial condition and results of operations would be adversely impacted.

In July 2005, the first European patent related to Tß4 wound healing technology, licensed from the National Institutes of Health in Bethesda, Maryland, was granted to the Company. The original patent application, filed in 1999, claims numerous compositions, uses and processes related to Tß4. The grant of the European Patent is being opposed by a third party in a proceeding at the European Patent Office, and we cannot guarantee that any or all of the granted claims will prevail. To date, other related patents have been allowed or issued in China, Hong Kong, Australia and Mexico. Similar patent applications have been submitted in other territories throughout the world, including the U.S. and Asia. We have independently filed over fifty additional world-wide patent applications related to the technology platform.

We utilize an out-sourcing business strategy that we believe is cost effective and allows us the flexibility to implement or modify projects as needed. This strategy employs contract research and development organizations (“CROs”), which have established workforces and facilities to manufacture and formulate our products, as well as conduct clinical trials and perform other product development activities. During the quarter ended September 30, 2006, for instance, we capitalized on the flexibility of this strategy by changing the CRO managing our U.S. dermal trials. This change was made with the objective to accelerate patient accrual. This strategy also allows us to spend significantly less capital for infrastructure and other fixed costs, all of which we believe maximizes stockholder value. We will, therefore, continue to operate our out-sourcing strategy in the near term.

DESCRIPTION OF CAPITAL STOCK

On December 21, 2006 we entered into Securities Purchase Agreements (“Purchase Agreements”) with various investors whereby the investors purchased an aggregate of 5,305,557 Shares of our common stock which, resulted in approximately $9,550,000 of gross proceeds to the Company and warrants to purchase up to 2,152,555 shares of our common stock. The Purchase Agreements with these investors requires us to register an aggregate of 7,458,112 shares of our common stock, which include the number of shares of our common stock issuable by us upon the exercise of the warrants.

We are authorized to issue up to 100,000,000 shares of common stock. As of December 31, 2006 we had 46,096,477 shares of our common stock issued and outstanding.

Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of stockholders. Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available therefore and, upon liquidation, to receive pro rata all of our assets, if any, available for distribution after the payment of creditors. American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

The warrants issued to certain selling stockholders entitle such selling stockholders to purchase over a period of five years, up to 2,152,555 shares of our common stock at an exercise price equal to $2.75 per share. All of the warrants contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassification or similar events involving our capital stock. If we subsequently issue shares of our common stock at a price that is less than the exercise price of the warrants, then the exercise price of the warrants will be reduced according to the formula described in the warrant.

The description of our capital stock does not purport to be complete and is qualified in all respects by reference to our Certificate of Incorporation, as amended, and Bylaws, as amended the Delaware General Corporation Law, the Purchase Agreements, and the Warrants. Forms of the Warrant, Purchase Agreement, and the Registration Rights Agreement are included as Exhibits 4.1, 10.1, and 10.2, , to the registration statement relating to this prospectus and are incorporated herein by reference. See “Where You Can Find More Information.”

USE OF PROCEEDS

All net proceeds from the sale of the shares of our common stock being offered under this prospectus will go to the selling stockholders. Accordingly, we will not receive any proceeds from sales of these shares. We are paying the expenses of registration of the shares being offered under this prospectus.

The warrants entitle the selling stockholders to purchase over a period of five years up to an aggregate of 2,152,555 shares of our common stock at an exercise price equal to $2.75 per share. We will receive the proceeds of any exercise of the warrants. All such proceeds will be used for research and development as well as general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the number of shares owned by each of the selling stockholders who acquired their shares as a result of the private placement completed on December 21, 2006. The number of shares owned also includes shares of our common stock issuable upon exercise of warrants that were issued to the selling stockholders in connection with the private placement. None of the selling stockholders has had a material relationship with us during the past three years, except that Inverlochy Consultadoria & Servicos Lda and Defiante Farmaceutica Lda are affiliates of Sigma-Tau Finanziaria S.p.A, our largest stockholder, and Defiante Farmaceutica, Lda. maintains a strategic out-licensing agreement with RegeneRx. No estimate can be given as to the amount of our common stock that will be held by the selling stockholders after the completion of this offering because the selling stockholders may offer all or some of our common stock. There currently are no agreements, arrangements or understandings with respect to the sale of any of our common stock. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. This prospectus also covers any additional shares of common stock which may become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of common stock.

Name of Selling Stockholder	Number of Shares Owned (1)	Percent of Outstanding Shares	Number of Shares Registered for Sale Hereby(2)
Enable Growth Partners LP (3)	1,128,054	2.43%	991,666
Enable Opportunity Partners LP (3)	139,086	*	116,666
Pierce Diversified Strategy Master Fund LLC, Ena (3)	86,359	*	58,334
Crestview Capital Master, LLC By Crestview Capital Partners, LLC Its Sole Manager (4)	1,166,669	2.51%	1,166,669
Sunrise Equity Partners, L.P. (5)	233,334	*	233,334
Straus Partners, LP (6)	292,084	*	194,445
Straus-GEPT Partners, LP (6)	288,844	*	194,444
The Aries Master Fund II (7)	47,639	*	47,639
Aries Domestic Fund I, LP (7)	30,139	*	30,139
Aries Domestic Fund II, LP (7)	19,445	*	19,445
Otago Partners, LLC (7)	97,222	*	97,222
Nite Capital LP (8)	192,922	*	155,555

Name of Selling Stockholder	Number of Shares Owned (1)	Percent of Outstanding Shares	Number of Shares Registered for Sale Hereby(2)
Diamond Opportunity Fund, LLC (9)	194,445	*	194,445
Norman Freidkin	773,228	1.67%	140,000
Diane B. Sembler-Kamins	447,750	1.00%	140,000
George R. Bunn, Jr.	110,000	*	70,000
Silver, Freedman & Taff Profit Sharing Plan f/b/o Barry P. Taff (10)	38,889	*	38,889
Silver, Freedman & Taff Profit Sharing Plan FBO Brian L. Alpert (11)	85,495	*	38,889
Inverlochy Consultadoria & Servicos Lda (12)	1,516,534	3.36%	1,166,666
Defiante Farmaceutica Lda (12)	12,600,666	26.99%	1,166,666
Chaumiere– Consultadoria & Servicos SDC Unipessoal Lda (13)	2,411,919	5.19%	1,166,666
Piper Jaffray & Co.	30,333	*	30,333

*	Denotes less than 1%

(1)	Includes for certain of the selling stockholders listed below an aggregate of 3,032,676 shares of common stock issuable to the selling stockholders upon the exercise of warrants.

(2)	Includes for certain of the selling stockholders listed below shares of common stock issuable to the selling stockholders upon the exercise of warrants which were issued in connection with the private placement which was completed on December 21, 2006. An aggregate of 2,152,555 shares of common stock issuable upon exercise of warrants is so included.

(3)	Mitch Levine, in his capacity as Managing Partner of Enable Growth Partners LP, Enable Opportunity Partners LP, and Pierce Diversified Strategy Master Fund LLC, Ena has the power to vote and dispose of these shares.

(4)	Stewart R. Flink, Robert Hoyt, and Daniel I. Walsh have the shared power to vote and dispose of these shares.

(5)	The general partner of Sunrise Equity Partners, LP is Level Counter, LLC. The unanimous vote of Marilyn Adler, Nathan Law, and Mr. Herman Mandlebaum control the power to vote or dispose of the securities beneficially held by Sunrise Equity Partners, L.P.

(6)	Melville Straus and Ruby Holder have the shared power to vote and dispose of these shares.

(7)	Lindsay A. Rosenwald, M.D., is the managing member of Otago Partners, L.L.C and is the sole stockholder and Chairman of Paramount BioCapital, Inc., a NASD member broker-dealer, and Paramount BioCapital Asset Management, Inc. (“PBCAM”) an investment adviser registered with the Securities and Exchange Commission. PBCAM is the general partner to each of Aries Domestic Fund I., L.P. and Aries Domestic Fund II., L.P. and is the investment manager of The Aries Master Fund II and has the shared power to vote and dispose of these shares.

(8)	Keith Goodman, Manager of the General Partner of Nite Capital, LP has voting control and investment discretion over securities held by Nite Capital, LP. Mr. Goodman disclaims beneficial ownership of the shares held by Nite Capital, LP.

(9)	David Hokin, Rob Rubin and Richard Marks, in their capacities as Manager and Managing Directors of Diamond Opportunity Fund, LLC respectively, have the shared power to vote and dispose of these shares. Messrs. Hokin, Rubin and Marks disclaim beneficial ownership of these shares.

(10)	Barry P. Taff has the power to vote and dispose of these shares.

(11)	Brian L. Alpert has the power to vote and dispose of these shares.

(12)	Claudio Cavazza has the power to vote and dispose of the shares owned by Sigma Tau Finanziaria SpA, whose affiliates include Inverlochy Consultadoria & Servicos Lda (“Inverlochy”) and Defiante Farmaceutica Lda (“Defiante”). Sigma Tau Finanziaria SpA, together with its affiliates, Inverlochy and Defiante, hold in the aggregate 15,392,969 shares of common stock, which includes 1,191,569 shares of common stock issuable upon the exercise of warrants.

(13)	Chaumiere – Consultadoria & Servicos SDC Unipessoal Lda is indirectly wholly owned by Paolo Cavazza and he has the power to vote and dispose of these shares.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issued to the selling stockholders and issuable upon exercise of the warrants to permit the resale of these shares of Common Stock by the holders of the shares of Common Stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the selling stockholders may deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commission and markups which, in the aggregate, would exceed eight percent (8%). In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

We have advised each selling stockholder that it may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which the registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement. Because some information is omitted, you should refer to the registration statement and its exhibits. For example, the descriptions in the prospectus regarding the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. For copies of actual contracts of documents referred to in this prospectus, you should refer to the exhibits attached to the registration statement. You may review a copy of the registration statement, including the attached exhibits and schedule, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

LEGAL MATTERS

Patton Boggs LLP will pass upon the validity of the shares of common stock and certain other legal matters in connection with this offering.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-KSB for the year ended December 31, 2005 have been audited by Reznick Group, P.C., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we filed with the SEC, which means that we are disclosing important information to you by referring you to other documents that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us. We incorporate by reference the documents listed below any future filings we make with the SEC under Sections 13(a), 13 (c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the time all of the securities offered by this prospectus are sold:

•	Our Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the SEC on March 31, 2006, including any amendment filed for the purpose of updating such Annual Report;

•

Our Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 filed with the SEC on May 15, 2006, August 14, 2006 and November 13, 2006, respectively, including any amendments filed for purposes of updating such Quarterly Reports; and

•	Our Current Reports on form 8-K filed with the SEC on January 25, 2006, February 16, 2006, March 16, 2006, July 26, 2006, October 3, 2006 and December 18, 2006.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

RegeneRx Biopharmaceuticals, Inc., 3 Bethesda Metro Center, Suite 630, Bethesda, Maryland 20814, Attention: Shareholders’ Relations, and our telephone number is (301) 280-1992.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

CAUTIONARY STATEMENT CONCERNING

FORWARD LOOKING STATEMENTS

Certain matters discussed in this prospectus may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the environment in which we operate and projections of future performance. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

The Delaware General Corporations Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement that may have a later date. The selling stockholders are not making an offer of the common stock in any state where the offer is not permitted.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

REGENERX BIOPHARMACEUTICALS, INC.

7,458,112 Shares of Common Stock

PROSPECTUS

February __, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following statement sets forth the estimated amounts of expenses to be borne by the Company in connection with the offering described in this Registration Statement:

Registration Fee Under Securities Act	$1,955
Legal Fees and Expenses	75,000
Accounting Fees and Expenses	2,500
Printing and Mailing Costs	1,000
Placement Agent Fees	318,500
Miscellaneous Fees and Expenses	15,000

Total	$413,955

*	Estimated

Item 15.	Indemnification of Directors and Officers

Article VII Indemnification in the Registrant’s Amended and Restated Bylaws states:

Section 7.1 Actions Others Than by or in the Right of the Corporations. Subject to Section 7.3 hereof, the Corporation shall indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (al such persons being referred to hereinafter as an “Indemnitee”), against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, or itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his conduct was unlawful.

Section 145 of the Delaware General Corporations Law provides for indemnification of an agent of the corporation in proceedings or actions. This code section provides for

II-1

indemnification of officers and directors of a corporation under certain specified conditions including indemnification against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if the agent acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person who was unlawful.

As far as our indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the forgoing provisions or otherwise, we have been advised that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Act and is therefore unenforceable. It is the stated position of the SEC that: “Insofar as indemnification for liabilities arising out of the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Registrant, under the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

If a claim for indemnification against liabilities (other than the payment of expenses incurred or paid by director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

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Item 16.	Exhibits

The exhibits filed as a part of this Registration Statement are as follows:

DESCRIPTION

3.1	Certificate of Incorporation of RegeneRx Biopharmaceuticals, Inc., as amended. (1)

3.2	Amended and Restated Bylaws of RegeneRx Biopharmaceuticals, Inc. (2)

4.0	Specimen Common Stock Certificate of RegeneRx Biopharmaceuticals, Inc. (3)

4.1	Form of Warrant. (4)

5.1	Opinion of Patton Boggs LLP regarding the legality of the securities being registered under this particular transaction.

10.1	Form of Securities Purchase Agreement. (4)

10.2	Form of Registration Rights Agreement (4)

23.1	Consent of Reznick Group, P.C.

23.2	Consent of Patton Boggs LLP (included within Exhibit 5.1).

(1)	Incorporated by reference from Exhibit 3.1 to Registration Statement No. 33-9370, Amendment No. 1 (filed November 26, 1986), as amended in Exhibit 3.2 to RegeneRx’s Transitional Report on Form 10-K, File No. 0-15070 (filed March 18, 1991), as amended in Exhibit 3.3 to RegeneRx’s Annual Report on Form 10-KSB, File No. 0-15070 (filed April 2, 2001).

(2)	Incorporated by reference from Exhibit 3.2 to Registration Statement No. 33-9370 (filed October 8, 1986), as amended in Exhibit 4.7 to Registration Statement No. 33-34551, Amendment No. 3 (filed June 21, 1990), as amended in Exhibit 4.8 to Registration Statement No. 33-34551, Amendment No. 3 (filed June 21, 1990), as amended in Exhibit 3.6 to RegeneRx’s Transitional Report on Form 10-K, File No. 0-15070 (filed March 18, 1991), as amended in Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30,2006 (filed August 14, 2006).

(3)	Incorporated by reference from Exhibit 4.1 to Registration Statement No. 33-9370, Amendment No. 1 (filed November 26, 1986).

(4)	Incorporated by reference from the Current Report – Form 8-K filed with the SEC on December 18, 2006.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of a Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Bethesda, State of Maryland on February 2, 2007.

REGENERX BIOPHARMACEUTICALS, INC. (Registrant)

February 2, 2007	By:	/s/ J.J. FINKELSTEIN
J.J. Finkelstein
President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ J.J. FINKELSTEIN J.J. Finkelstein	President, Chief Executive Officer and Director (Principal Executive Officer)	February 2 , 2007

/s/ ALLAN L. GOLDSTEIN Allan L. Goldstein	Chairman of the Board, Chief Scientific Advisor, and Director	February 2 , 2007

/s/ RICHARD J. HINDIN Richard J. Hindin	Secretary and Director	February 2 , 2007

/s/ JOSEPH C. MCNAY Joseph C. McNay	Director	February 2 , 2007

Mauro Bove	Director	February 2 , 2007

/s/ L. THOMPSON BOWLES L. Thompson Bowles	Director	February 2 , 2007

/s/ C. NEIL LYONS C. Neil Lyons	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 2 , 2007